SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 March 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

                                                                                                                                            1 March 2013

UPDATE ON LLOYDS BANKING GROUP 2012 ANNUAL REMUNERATION

Lloyds Banking Group has concluded its discussions on remuneration policy and annual bonuses for 2012.

Chief Executive's annual bonus

In recognition of the Group's performance in 2012, the Remuneration Committee has decided to make an annual performance award to the Group Chief Executive of £1,485,000 deferred in shares.  The deferral period for this award will be extended to 5 years, and so will not be released until 2018.

This award is subject to the normal performance adjustment policy and will only vest if a share price of 73.6p has been reached for a given period of time or the Government has sold at least 33 per cent of its shareholding at prices above 61p.  The Board believes that these additional conditions are in the interests of all shareholders and support our common aim of repaying the taxpayer.  HM Treasury has informed us that 61p is the average price at which the equity support provided to Lloyds Banking Group is recorded in the Public Finances.

This award will not be released before the fifth anniversary and will be forfeited if neither of these conditions have been met by that date.  Given these conditions, it is estimated that the expected value of this award is around £750,000.

Group bonus pool

The Group's overall performance, and the views of stakeholders, were taken into account when considering the size of the Group bonus pool.  As a result, the pool for 2012 has been set at £365 million.  This represents a reduction of approximately 3 per cent from the previous year's levels, with the reduction being applied to a greater degree to senior staff.

Average value of bonus per employee in 2012 is similar to 2011 at £3,900.  For employees other than Executive Directors, annual bonus awards remain limited to an immediate cash bonus of £2,000, with any amounts over £2,000 being subject to deferral and performance adjustment.  Bonus awards for Executive Directors are deferred until at least 2015.

Commenting on these decisions, the Group's Chairman, Sir Winfried Bischoff said:
"Whilst Lloyds Banking Group continues to show restraint in its annual bonus awards, we believe our employees should be rewarded for their contribution to the further strengthening of the business in 2012.  The Group continues to make sure that its remuneration structure places the focus on strong customer service and the long-term sustainability of the business".

"António has led the Group through a strong year that has put us ahead in the implementation of our strategic plan.  I believe this, in part, is a reason for the Group being the best performing stock in the FTSE 100 in 2012.  António requested and the Remuneration Committee and Board agreed that his bonus structure be conditional on the taxpayer entry price being achieved."

For further information:

Investor Relations
Charles King                                                                          +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@ finance.lloydsbanking.com

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 01 March 2013